Exhibit 12.1

TreeHouse Foods, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Nine Months Ended	Year Ended
	September 30, 2011	December 31, 2010
Earnings:
Income before income taxes	$96,293	$136,400
Add:
Fixed charges	52,659	56,955
Amortization of interest, net of capitalized interest	(293)	(66)
Other	371	66

Earnings available for fixed charges (a)	$149,030	$193,355

Fixed charges:
Interest expense	$39,931	$45,691
Capitalized interest and tax interest	547	237
One third of rental expense (1)	12,181	11,027

Total fixed charges (b)	$52,659	$56,955

Ratio of earnings to fixed charges (a/b)	2.83	3.39

(1)	Considered to be representative of interest factor in rental expense.